Filed by Calumet Specialty Products Partners, L.P.

Commission File No.: 000-51734

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calumet, Inc.

Registration No.: 333-277682

Calumet Specialty Products Partners, L.P.

LP MRL Analyst Day Briefing

Thursday, April 18, 2024 - 10:15 AM ET

CORPORATE PARTICIPANTS

Todd Borgmann - Chief Executive Officer

David Lunin - Chief Financial Officer

Scott Obermeier - Executive Vice President, Specialties

Bruce Fleming - Executive Vice President, Montana Renewables

John Kompa - Director, Investor Relations

PRESENTATION

John Kompa

Good morning. Thank you for being here at our Great Falls site. My name is John Kompa, Director of Investor Relations. Earlier this morning, our presentation slides were posted on the investor relations page of Calumet’s website. I’ll point you to our forward-looking statement slides contained in the presentation. With that, I’d like to turn the presentation over to Todd Borgmann, our CEO. Todd?

Todd Borgmann

Thanks John, I’d like to welcome everyone to our Great Falls site. It’s important for us that you are here. It means a lot, and it’s a really exciting time for Calumet.

As we enter Q2, we think of this as a new era for Calumet. Q1 is behind us, and we issued a press release the other day highlighting how excited we are to enter Q2 with the old expensive feed out of the system, the winter asphalt season behind us, and coming off a successful turnaround in Shreveport.

We’re really excited about what lies ahead for our company. It’s going to be the first quarter, we believe, that we have both Montana renewables and our specialties business fully operating. And it’s a quarter where we’re expecting at least some of the catalysts we’ve discussed publicly to materialize. And we’re going to talk about that today.

You’ll get a deeper dive into both the specialties business from Scott and Montana Renewables from Bruce. And then David will pull it all together and talk about how that shapes our de-leveraging plan and next steps. So, again, we really appreciate you being here.

The last time we did this was 2022. Some of you were in this picture of that event, and some of you weren’t. But at that point in time, you know, we did the same tour that we’ll do today. Except back then, in the background was a construction site. A big piece of the Great Falls story is how quickly this has come together. Everything that we’re going to see today was just an idea in 2020. We then started the financing process in 2021 with Oaktree, Warburg came in as a partner in 2022 as construction continued. And at the end of 2022, we started up the Renewable Diesel unit at a lower rate than it runs today. In the middle of 2023, we finished commissioning the entire plant as SAF and pretreater came online. So really, in three years, we’ve gone from ideation to creation of what you’re going to see today, which we believe is now a leading renewable diesel player and the largest SAF business in North America. And we’re excited about the opportunities that this business provides Calumet going forward.

So, let’s go to the next slide, John. We’ll talk about the near-term catalysts that sit ahead. And while we’re excited to demonstrate the competitive advantage of Montana Renewables, and the cash flow generation power of both businesses, there’s a lot that’s happened over the last three years. We talked earlier about just going from ideation to full production at Montana Renewables. Our MRL strategy was the delayed a little bit in the middle of last year with the steam drum leak. But now the old feed is through the system, and we’re ready to step into this new era. We’ve demonstrated that we have a competitively advantaged supply chain at Montana Renewables. We’ve demonstrated how important the agile, flexible marketing is and how we can access Oregon, Washington, California, Canada, which will continue to be important as these markets evolve, and how critical flexibility is for us across the commercial organization. We’ve demonstrated that our technology provides a competitive advantage, and we find ourselves now at a point where it takes one full clean quarter to actually capture the credit for these things. We’re 18 days into that quarter now, we’re doing well and need to maintain the pace. In the grand scheme of things, we’re still early in the MRL story, and we’re continuing to get more efficient and operate better, which we expect to continue over time. But we really do find ourselves in a different time and think that a lot of investors that we talk to are waiting for that final proof point on Montana Renewables.

The second catalyst, that has, obviously, drawn a lot of attention, and you’ll hear more about today from Bruce, is the potential DOE loan, which continues to go well, and we think we’re in the late stages. Obviously, like we always say, we can’t guarantee anything there, but we do remain optimistic. It’s the next step of our transformation, and it is expected to support our growth plans.

We’ll see today, when we walk around the site, where the max SAF expansion is going to be. And Bruce will get into the impact that this project can make on the business and the upside that it creates. And then the last near-term catalyst is the corporate conversion. And David will talk more about that. The punchline is we’re on track to get that done in the second quarter.

When you think about conversion and the trends for MLPs, it’s been on the list of considerations for a few years as it became more and more clear that a structure change was likely needed to ultimately get the trading liquidity and the value recognition that we believe exists inside Calumet. But as the conversation was discussed three, four years ago, it just wasn’t time yet. There was too much work to be done.

We needed to transform the specialties business and finance, construct, and operate Montana Renewables before worrying about the structure. I think Scott and his team have done that in specialties, and we’re here today to show you the Montana operations. Specialties has been an incredible turnaround. The commercial progress that our business has made has been tremendous, the investment in reliability and fortifying our operations continues, and while we still have a way to go, we see the impact.

We’ve also seen the resiliency of that business as even during COVID it generated cash. In 2022, we generated almost $400 million in the business. Last year, we posted $260 million, and you know, quite frankly, left $70 million on the table with some of the weather events we had in Shreveport. Now, our reliability investments are focused on fortifying those operations. We can’t control the weather, but we can control how we operate through it.

So, Scott’s team has demonstrated how commercially advantaged this business really is and the value that exists within a world class customer base and flexible, integrated operations to serve them. We expect to build on those core strengths. Then, when we talk about Montana Renewables, you’re going to see a business that’s competitively advantaged and can be a growth catalyst for us. It’s a business that can standalone and generate cash, we believe, in any reasonable environment. And one of the things Bruce will talk about today is how this business stacks up against the broad range of assets in our industry. Bruce is going to walk through how we think about competition and break evens across the industry, and we want to highlight that even in a downside scenario like the industry is seeing currently, this business is positioned to perform.

While we think that we can generate cash in most scenarios, we also believe that market dynamics are going to improve over time. And we’ll talk about why and when and how that might play out.

Before I turn it over to Scott, I’ll say we probably haven’t spent enough time talking about the specialties business, how far we’ve come, and how important it is over the past few years.

It’s a core piece of our cashflow generation strategy, and not only has it improved dramatically, but we also think there’s meaningful opportunity left. As we think about the balance sheet and the financial goals of this company both Specialties and Montana Renewables play a huge role. Specialties has demonstrated the ability to do this to generate strong cash flow that can be used towards organic de-leveraging. You partner that with the Montana Renewables growth stream, and you can de-leverage through core cash flows, but obviously we want to go faster, which is where a potential MRL monetization comes in. Before we go there, Scott, why don’t I turn it over to you, and take us a little bit deeper into the specialties business? And then we’ll go to Bruce, David, and wrap it up and get out to the tour.

Scott Obermeier

Thanks, Todd. For those I have not met, I’m Scott Obermeier, EVP of our specialties business. I’ve been with the company seven years after 20 years in the chemical business. To level set here for our analysts in the room, we have the three external business units that we report.

Bruce is going to dive deep into the whole Montana Renewables after me. What we refer to as the Specialties business is made up of our Performance Brand segment and our Specialty Products and Solutions segment. Within Specialty Products and Solutions, we have a variety of specialty products, and we have our fuels asphalt as well, all leveraged in our integrated asset network. So, let’s start with the word that Todd used a few times in his open—transformation.

The area we looked at to begin our transformation was our specialties business, specifically core segment Specialty Products and Solutions. The transformation started almost seven years ago, with the focus on what we have and how can we win consistently based on the right strategy. At the time, our results were up and down each year, like you see with commodity refining.

We wanted to step back and review because we had some built-in competitive advantages that we were not leveraging nor extracting full value as the specialty business delivered inconsistent results, so we spent a lot of time thinking through how we can create a winning business. The core answer to that question was the fact that we believed we had to leverage our differentiation throughout our specialty products portfolio.

We benefit from a loyal customer base, a broad product slate, and unique integrated assets, so we knew we had a great platform to start the transformation. The team has made significant progress over the years progressing our strategy.

In addition to the competitive advantages and differentiators we have in our customer and product slate, plus our unique integrated asset model, none of that matters if we are not able to execute, so that has been key to the success of our transformation. As we think about execution, we think about people and process. In turn, we stood up a commercial excellence program that was focused on the voice of the customer, pivoting our approach to value over volume as a business, understanding how we can win with large account management, effective branding, and return on investment.

And so, we have done a lot of work within the area of commercial excellence, and it has been extremely effective as we have delivered five years in a row of record margin results within the specialty side of the business. We think there’s a lot more we can do, especially as we get ourselves rebalanced financially. We are proud of our progress and excited about the future as we have built a differentiated business, an advantaged business, and frankly, a winning business in specialties.

Let me call out the two charts here on this slide. The first one many of you have seen is the chart regarding our margin improvement over the years, and we have done it against all different economic backgrounds as we had the Covid 2020-year, hyperinflation that followed, and everything in between.

The bottom chart reinforces our commitment on being a customer centric organization. We talk a lot about the customers — how we can earn our customer’s business and how we create customers for life from a loyalty standpoint. And we’ve made a lot of progress as shown on that bottom right chart. A lot of companies use what’s called NPS, or net promoter scores. It’s a measure of customer satisfaction. We do these surveys as well with our customers as we want their feedback as we want to get better so we can earn their business every day because this creates sticky business. With sticky business, and our numerous long-term relationships, we think we have great opportunities and a phenomenal platform to drive growth, plus benefit on our margin management and bottom line. When you look back to say 2021, and look at our feedback from customers, we had a net promoter score of almost 42, which is already top quartile in the chemical and refining industry. We have always been solid here as Calumet’s fabric over 100 years in business has been built on caring about the customers and building those relationships. We used our commercial excellence approach, and the transformation of the business, to build further on that strong base. Now looking at the progress that we’ve made and the feedback we have received from surveying thousands of customers, we are essentially best in class with a net promoter score last year of 57. Results have been good and improving, we are earnings our customer’s business based on the right value propositions, and we see a lot more upside going forward.

So, John, if you want to go to the next slide. Let me dive deeper into two areas. Let me start with, again, the focus on the customers and our product and market diversification. I think that the comments are on the right side, talk to why it’s important. We think that our diversified customers, markets, and products provide a competitive advantage in our space, for two reasons. Number one, it provides risk mitigation during market downturns or pockets of downturn in a market as we are not wedded to any single market, nor do we have any customer representing more than 10% of the business. So, while the market remains highly volatile, we can weather through any of these individual storms that can occur overall or in a certain geography, certain industry, or certain customer base. So, the takeaway is this diversification provides some downside protection. More exciting, though is the upside this diversification provides, because if we look at our 3,000 plus customers and the four times as many locations that we ship to all around the world, it’s a great opportunity for us to go drive growth.

When you think about new product development and new applications, we’ve got this great network of customers and relationships to drive growth. So, this diversification that we have protects us on the downside, but it provides the business a lot of great upside growth opportunity. When we look at the donut charts on the left, the top one being Specialty Products and Solutions and the bottom one being our Performance Brand segment, you can clearly see our breadth.

Our Specialty Products and Solutions business, we’re selling products into highly specialized areas like the pharmaceutical and personal care industry, yet we also sell into general industrial lubricants and paint and coatings. And so, it’s highly diversified, across all these different industries, all around the world. Also, many of our customers are Fortune 500 companies.

On the Performance Brand side, we’re not sure if people really understand this segment well—is it a motor oil company? Is it just Tru Fuel to the big box retailers? Again, the same type of theme within Performance Brands: we are highly diversified with a good, solid retail business with the big box retailers and our great brands, like Tru Fuel, Bel Ray, and Royal Purple. But we also have significant business sold to industrial applications. We really have three great brands in Royal Purple, Bel Ray, and Tru Fuel, plus a passionate, loyal customer base that is highly diversified from industrial to commercial vehicles to retail.

So, if we go to the next slide, John to talk about our integrated asset model. So, when we think about our specialties business, it starts with our 10 production plants, with our core three refineries located in northwest Louisiana, which make fuels and asphalt, plus a variety of specialty products. So, we take a lot of those products in northwest Louisiana that we make, and we sell them directly to the end market and to our customers, whether it be solvents, wax, base oils, or fuels. But one of our unique advantages is, we also have another seven production plants — blending plants and chemical processing plants, where we use many of our core products from northwest Louisiana and upgrade them further into specialized products that carry at least two times the margin. Whether it be our candle blending plant in Indiana, Penreco white oils and petrolatum production in Texas and Pennsylvania, etc. — we take a lot of these core products and we move them down that value chain. The integrated assets therefore provide us with a lot of different opportunities which is critical, especially in volatile markets. We have a lot of flexibility with our integrated asset model. We still have more upside in this area, especially with some of the early work within our Performance Brands business tying into the Specialty Products and Solutions value chain.

Both businesses report into me and we run them with the focus on being an integrated best in class specialty products business.

Diving deeper into our Performance Brands business — we have three core brands and a passionate customer base with excellent diversification. The business is perfectly positioned and aligned to a lot of exciting growth opportunities moving forward.

We think about global mega trends such as mining and energy and how are brands fit very well here. Reliability is key in this evolving and demanding world and our brands are known for high performance. Sustainability is a critical area globally and we introduced BioMax as an environmentally acceptable lubricant a couple years ago that is growing at very high rates. In the past month we introduced BioMax grease as well, so we are really excited about the progress we’re making within the area of sustainability. And then, in the diversified areas that I touched on earlier, everything from direct to consumer to retail to industrial applications, we have a great products and solutions offering across the board.

Overall, we are in the early stages of our transformation work within this segment and doing a lot of the work that we did within Specialty Products and Solutions around commercial excellence programs. Last year, we doubled our EBITDA within Performance Brands, and we see further upside within the business, so we are excited.

Also, we will be looking to accelerate new business development via product innovation. We’ve developed more new products here at Calumet in the past 18 months than we had in the past 10 years combined. It has been a big area of focus for us. On the right-hand side of this slide shows a few of our new products, and we have developed triple this amount. A lot are in the sustainability arena, whether it be carbon neutral candle wax or naturally enhanced petrolatum. We continue to find new growth opportunities across our huge customer network and leverage our knowledge of markets.

Our near-term outlook on Fuels within our SPS segment is constructive and we view this as continued upside for us. Remember, we think of fuels as a byproduct of the specialties production process. We can process third party intermediates into specialties and minimize fuels, but typically the economics say making our own specialties feed and selling the associated fuels is much more advantaged. That additional margin is upside, and that the cash that we’ve been generating within the specialties business will continue to help us de-lever.

In the future, post de-levering, we’ve got in the queue numerous organic and inorganic growth opportunities that we’re excited about. On the organic side, as we think about using capital to drive growth internally, we are excited because we been capital constrained for years. We have a variety of high IRR projects we have identified. So, we have a plan to invest in our core business to unlock capacity and improve the product mix that we are excited about. On the inorganic side — we think there’s opportunities within the M&A space within the branded products areas where we see potential attractive fits for us.

Post de-levering, we have plans in place to continue and drive profitable growth for the business, at strong cash flows. We remain excited about the business and believe it will continue to perform at best-in-class levels. We think there’s more upside work that we’re going to continue to extract. I am proud of the team and proud of the business. With that, let me turn it over to Bruce.

Bruce Fleming

Okay. Thank you, Scott. I had a good chance to meet everybody at dinner, so you know I’m the EVP of our Montana division. That includes both the fossil refinery here as well as Montana Renewables. Today we’re going to focus on Montana Renewables. So, as we shift gears, Scott is the steward of our specialties assets, which go back more than 100 years in a couple of cases. We’ve only been public since 2006 but the successful businesses have a long, long tenure.

If you’re going to survive that long, you’re going to see a lot of changes in the market. You’re going to see changes in competition, regulation, and you’re going to adapt and you’re going to overcome. I think the strength of our specialty businesses is exactly that. I’m going to try to take some of that Calumet DNA and map it over to the brand-new Montana Renewables and talk about how we see the world of competition and regulation and change and creativity.

I’m going to start us off with several slides that are around the theme of competition. How does it occur? What’s going to differentiate a better competitor from the whole pack? We’re going to try to integrate it all in one place for you today. And the keys are the sorts of things that are on this slide, particularly the state-of-the-art facility; strategic proximity to advantaged feedstocks; and renewable product distribution into all of the low carbon markets. We were able to move quickly to take advantage of these factors and today we are the Western Hemisphere’s largest SAF Producer.

Turning to slide 17 for more detail, I’d like to begin with the asset, because the quality of the facility itself matters to everything else we will measure. To make an analogy to petroleum refining, Solomon Associates frames asset operations into quartiles. It’s basically, do you have a first quartile asset in really good shape, that offers a low maintenance cost, that’s reliable, that has an efficient level of staffing, and so on. Or are you at the other end of that spectrum? We are essentially brand new, and we think we’ve got a strong leg up in the competitiveness of the steel itself. Consider that there were about a half dozen refinery conversions to renewable feedstock over the last several years. It takes varying amounts of spending to get old assets modernized, particularly for renewable feeds, which are difficult. They’re corrosive. Processing renewable feed makes incredibly large, exothermic heat release problems in operations and in design. And through serendipity, through the history of the steps that we had taken over the last century at our Montana location, we had a brand-new hydrocracker, with the right metallurgy, with the right kind of recycle and exothermic heat release control capabilities, so that in 2022 we almost literally just changed the catalyst and switched to the new renewable feed and stood it up. It was almost that simple.

Then, from that base, in 2023 we expanded and made it twice as big. To do that, we had to come up with a lot more hydrogen. So, we built a renewable hydrogen plant. We think that’s an interesting innovation. And then we put in an economic optimizer, in the form of the feedstock pre-treater.

And at that point, there is differentiated competitive advantage in the MRL asset itself. The feedstock flexibility and access which we enjoy because of our pretreater and our location; the proximity to all the low carbon fuel standard end markets simultaneously, and our SAF output all follow from having a first quartile asset. I’m going to show you how we get to that.

The next slide is a photo of MRL up and running. The competitive advantages in renewable diesel can be quantified in the areas of feed supply, quality, and cost; access to the product end markets for our three renewable products; our SAF yield and finally, scale and operating efficiencies. We’re presently a world scale facility. This factors in to cost competitiveness which we address on the next slide.

If everybody can access the same feedstocks, make the same products, and sell them to the same customers, then competitive advantage usually comes down to cost to serve a customer. So, what you’re looking at on the chart, is a cost to serve seriatim.

We think we’ve got the lowest cost. You see Montana Renewables, lower left in the blue shaded box. Our permitted capacity is 230 million gallons a year. The x axis is industry capacity going up to about 6 billion gallons of nameplate throughput. After MRL, the next lowest cost competitors are the west coast. Relative to MRL the West Coast operators will be better off on logistics to California, but worse off than MRL on logistics to, let’s say, Calgary or Seattle.

Nonetheless, that’s a pretty solid position to occupy. And people like Marathon and Phillips 66 and Chevron, who all have projects in California, are very, very credible operators. Next higher cost competitor group is the Gulf Coast. So, we start to identify folks like that as our competitors. We pay a lot of attention to how we’re differentiated and how we’re going to compete in that kind of a world. We’ll show you some data on logistics costs, between various points in a few more slides.

The West Coast, Gulf Coast, and mid-continent RD cost blocks shown here, in navy blue color, are mainly differentiated on logistics costs. They’re all hitting the West Coast LCFS markets, and they have different delivered costs to do that. To put it simply, the further you are from the richest markets, the less competitive you are on delivered cost to serve. That’s not rocket science. But there’s a wide range here. Some of the most capable operators in the world are here, and some operate at scale and have integrated feedstocks, and these players are going to be global exceptional pillars of this industry for a long time. Others are relatively new to these types of industrial operations. After these competitors, you get a pretty sharp break at the green block in the middle, which is the cost structure for a USGC renewable diesel competitor that does not own a pre-treater. This group is going to purchase clean feeds in the market which is a lot more expensive. They are going to save on the cost of operating a pre-treater, so there’s a netting effect, but it’s a less competitive higher cost position. And finally, we come to the biodiesel players. The legacy biodiesel industry is considered to be the marginal supply and therefore the price setter. We’ve shown biodiesel cost structure for large and small on the chart. The difference is mostly whether the plant invested in operational efficiencies? And there are two that matter. The first is location again. The second is methanol consumption. It’s a co-reactant. You have to buy it, and you have to get it delivered to your site, which is actually not a small undertaking if you’re in the middle of the mid-continent somewhere. The small biodiesel players use twice as much methanol if they don’t have the investment in efficiency of methanol recovery and recycle. Anybody that’s ever built the models for these plants will appreciate those cost distinctions among the biodiesel players.

With that said, if we kind of pull back out of the forest for a second, to close the supply balance, we need total nonethanol fuels in the 6-billion-gallon ethanol equivalent range. The EPA’s requirement for generation of a certain number of RINs is the largest component, but there are other collective requirements across a bunch of different geographies. There are four different LCFS geographies, plus the Canadian federal requirement which is different than the BC requirement. And then we’ve got a bespoke collection of individual state mandates.

So, who gets what capacity utilization rate? So, you would think the stronger players probably get to run a higher utilization, and the marginal guy is at the other end of that. And you’d be right. If you pull a history of biodiesel plant utilization, that capacity that you’re looking at here has run anywhere from 50 to 75%, in any given year, in the last decade. So, biodiesel is absolutely the swing supply when you look backwards.

Now consider the industry index margin shown across the top. This is a gross margin, and it doesn’t have anybody’s costs in it. This is like a WTI 321 crack spread for a refiner. And historically, that is just north of $2 a gallon, gross margin. So, if you think about it, if the market offers us something north of $2 a gallon, and the MRL costs are down in about $0.75 range, plus or minus — and we’ll come back to cost in a bit — then we should be making about $1.25. And that’s what we’ve advertised. We’ve given guidance that, on a dirty feed basis, we should be $1.25 to $1.45 per gallon EBITDA. For that to happen, we have to run full to spread fixed costs.

Why soybean industry index? Because it’s half of the supply of the industry. No, it’s not the most attractive margin and other feeds are better. Yes, it’s the last barrel through the entire industry’s machine that closes the balances. It’s providing a frame of reference for competition, like WTI crude does in refining.

Turning to the next chart, this soybean index is low currently. This is the same chart and same competitor data, no changes, other than we move the external market reference down. So here comes a low cycle test if you want to call it that. If we’ve got half or more of the industry supply capacity unable to cover its costs, how long does this situation remain static before somebody reacts? Who’s going to react? And how will that go? And how will it play out? And is it a transition or is it a step change to a new condition? This is all getting a tremendous amount of debate in the last several months.

A longer-term player would say, given that environment, there will be a competitive response, and therefore, it’s going to evolve. So, to the right of the slide, a couple of obvious points about response. The first thing that’ll happen is, commodity ag oil will collapse, and it has. Pull a chart of any of these feedstock prices over the last 24 months, and watch it take an elevator straight into the sub-basement.

Why would that be? Well, there’s a whole bunch of people that aren’t going to buy that feedstock to run it through their machine and lose money, so feedstock demand falls. You’ve got incremental biodiesel capacity closing already. Chevron announced two closures about a month ago. There was a small independent last fall. There’ll be more. But what’s interesting about biodiesel capacity is that it’s much, much more flexible and tolerant of closure than say, an entire crude oil refinery. You just go out and you pull the circuit breaker, and the biodiesel plant stops. You release the workforce, or in the case of the smaller producers repurpose them elsewhere until it swings back – this isn’t the first rodeo for these guys. But you can reverse those steps easily. Interestingly enough Calumet used to have one of these exact facilities. It was a tiny operation, much too small to report on, and it was literally a month-to-month decision on whether to run or not. So, we’ll see whether biodiesel shutdown is permanent, or will restart when the market dynamic reverses.

The more interesting part to me is renewable diesel cannibalization into SAF, if the renewable diesel environment is soft, why wouldn’t people like us promptly take renewable diesel, make it into SAF, and get it into a better market? And of course they will. BD is prohibited from SAF, but all the existing RD players will look at SAF. How long is that going to take? Well, about 15% of all of the renewable diesel that’s out there right now, happens to be jet boiling range. All you need to do is distill it out. It’s not a big deal. At MRL we already did it, we get that SAF credit immediately. But if you don’t have that distillation tower, which only MRL and World Energy do, then you need — I’ll center it on 18 months — a capital project, a permit, design, construction, and boom, 15% of RD output goes away and shows up as SAF for the price of a distillation tower and some segregation. So that part’s going to happen relatively fast.

Beyond that, what is going to happen much more slowly is industry scaleup. If you are having to overcome greenfield economics, instead of brownfield, if you have a new technology that’s not commercialized yet, but you think should work but the underwriter can’t see where it is proved, if you have to stand up a workforce in a high-risk technical manufacturing activity, then financing and investment decisions happen slowly or not at all. Our people are trained, they’re experienced, they’re certified. We have three levels of protection around things like inspection, metallurgy, corrosion, safety, automatic systems. Delivering all that organizational capability as a new entrant is a lot to ask. And so, we think that the people faster to the SAF prize are going to be the existing chemical engineering operators. A lot of them will be refiners. And that SAF cannibalizes RD supply.

Now let’s talk about the demand growth side of market response. CARB is already going to pull the trigger on accelerating their LCFS ramp. They’re going to accelerate it faster, meaning they’ll need more. More LCFS geographies will continue to opt in. State and Global mandates will continue as voters continue to demand an energy transition. The closer you get to the ground, the more you’re going to find a situation where the state legislature or the provincial one across the border, will mandate something. Illinois is giving $1.50 a gallon SAF tax credit. If you’re a state taxpayer, which we are, you can access that. If you pull up a map of the Burlington Northern Railroad and ask, how would the SAF get from Great Falls to O’Hare, it’s going to be staring you right in the face. You could do the same experiment for Washington or Minneapolis. So, these things will continue to show up in the landscape and create a differentiation among who can get to the prize first, or who can keep the prize, versus who’s going to be further away and not competitive. It’s very difficult for a forecaster to take a quantitative position on all of these things.

How fast is the EU going to drive a SAF volume mandate? Singapore and the UK just piled on, will that keep Neste supply at home? If the world is short SAF, if there’s not enough, what is the SAF premium to diesel? Finally, the regulatory reaction. There’s always a regulatory response. It may not be the one you were focused on. Will EPA actually drive small farmers out of the biodiesel business? Or will somebody override that? The easiest thing the EPA could do in order to take that soybean index and push it back up, to undo the damage they are causing the farmers, is to say we have a technical clarification. We’re going to go ahead and increase the volume obligation for advanced fuels. They have the authority to do that. And industry is only about 20% of the way to the renewable fuel targets, or statutory demand, that was set when this whole transition started in 2007. So, to us it feels like an odd time to take a few billion gallon step backwards at the expense of the farmers. But we’ll see.

There are a lot of ways that a lot of different people with a lot of different perspectives may react to low prices. Whether the tide going up and down, MRL wins under any circumstance if we’re the low-cost provider. So, let’s unpeel this further, and see about low cost. We’re going to be on slide 20.

Inside the red circle, on slide 20 is the area we draw from. Inside of that is about 150,000 barrels a day of feedstock. We need a 10th of that. We’re parked inside the circle, within the Saudi Arabia of renewable feedstocks.

All those feeds leave that circle to clear the market. We enjoy a really good position. If I make the analogy to petroleum refining, look where we are on the map and look at the trade flows, and reach the conclusion that we’re going to benefit by this, just the same way that the Canadian crude refiners in the north benefit by that discounted crude supply that they can access.

Looking at feed classes, first we baseload on low CI corn oil. In my opinion, other renewable diesel operators can probably get their hands on corn oil competitively with us. We’ll pull from the western ethanol plants; the gulf coast will pull from the southern ones. Corn oil is competitively indifferent. But Canola oil is a totally different story. 95% of the North American canola crop is Canadian. It’s all inside that circle. We get first call. No matter what happens, canola oil is cheaper than soy, and it’s cheaper yet to us because of our logistics cost which is lower than anyone else’s for canola. So, sharp advantage in our favor, with respect to canola oil. I’m going to link this to products in a second. But I’ll tell you right now, the Canadian models, particularly the British Columbia one, are different than CARB models. The CI of canola, in the British Columbia model, is about 25. And B.C. historically closes their renewable fuel balances off the water from Singapore, of all things. These are expensive, long-haul logistics with high working capital implications. Conversely MRL shares a land border with B.C. We will win versus transpacific freight all day long. And, as we come to inland Canada, that location advantage is amplified. So again, competitive advantage revolving around trade flows, and really local conditions.

Third, for tallow we will buy from the rendering plants close to us. The closest one is about a two-and-a-half-hour drive straight north on the highway. They were having to clear past us to get out, so we are a much better customer than they had before. We’ll get that tallow first. As a point of interest, we commissioned MRL on 100% tallow. Tallow is a preferred feedstock, both for CI and for the fact that it has a higher native SAF yield. Its signature yield is going to have more SAF in it. So, you know, we definitely like that and see that as an advantage.

Fourth, we come to the crop of the future, which is camelina. We believe we’re the only ones running any, commercially. We’ve been running it for about five months. There’s not a lot available. We think we’ve got it all. And it’s a cover crop that grows around us. It likes the northern latitude. It likes drier environments. Farmers plant it to cover their fields in the winter, and as a switch crop or pulse crop for soil preservation. Afterwards they plow it back under. If they cover the field in the winter, they plow it under in the spring. If it’s a pulse crop, same thing, they plow it under. Because it’s not competing with primary farm use, it doesn’t get an indirect land use charge. So, the camelina CI is going to be about 25 in CARB’s models. Now that camelina can be a cash crop, more and more and more of it will come to the market. There are four major ag players out here already, stimulating farmers to recover those seeds, don’t push them back into the ground, harvest them first, and then plow under. Those seeds will make it to crushers. The oil will make it to us.

That will take us to slide 21. I think everybody’s seen this chart a lot. I’m not going to drag you through it. But I do want to make a point about pre-treaters. So, here’s our crack spread index. It’s a renewable diesel industry index. Anybody can recreate this.

We use the crude soybean oil price from the Chicago Board of Trade. If you do that, your gross margin is the black line but only if you have a pretreater that can handle crude soybean oil. If you don’t have a pre-treater at all, you purchase more expensive RBD soybean oil, and your gross margin is the white line. So, pre-treaters matter. Right up until sometime in the second quarter of 2020, the gross margins for crude soy and RBD soy were close, and the RD industry considered the pre-treater to be a discretionary investment. But just in 2Q2020, you see those gross margin lines start to diverge. And it became obvious at that time that there’s about to be a major disconnect in the supply-demand balance for clean RBD feed. We saw it barely in time to take our discretionary pre-treater, which we had in our 2024 plan, and pull it forward to 2022. We saw the disconnect in time. So, I’m going to chalk that one up to luck. But you have to be standing in the middle of the road to get hit by the luck truck. And we were at least paying an awful lot of attention to these dynamics, so we caught it in time.

Unidentified

Did you make that up, or is that — is — you’re quoting somebody?

Bruce Fleming

I can’t take credit for the luck truck phrase.

Seed crushers offer three different qualities, the crude vegetable oil, the de-gummed oil, and the RBD oil. So, RD competitors’ gross margins are different depending on what pre-treater decision they make. Ours can run the crude grade. There’s only one other who can. Every other pre-treater in the world must run the de-gummed grade, which is slightly more expensive. Degummed soy margin is the red margin line, on slide 21. The margin for RBD soy without a pretreater is the white line. I’m not sure you can survive a long market downturn without a pre-treater. We’ll see how that shakes out. Again, although we think soybean oil is the correct choice for a margin reference, since it makes up half the industry feed, MRL does not normally run any soy. The next slide 22 looks at the margin potential for other feed classes that we do run.

The trailing 12 months gross margin for corn oil, tallow, degummed canola and crude soy are shown here. During most of 2024, any other feed would’ve been better than soy. But in 2023, soy would have been better around May and September. So, the dynamics of these independent feed industries create rotation among the different feedstock margins. They can get counter cycle with each other. So, the ability to see these market rotations and to take advantage of them on a short time scale is another source of advantage. For example, if it takes a few weeks to transport in a better feed, a week at the plant, and several weeks to ship it through the Panama Canal (if there’s water in it), then the rotation of feed classes may not be actionable. For MRL it is actionable because we have much shorter logistics chains. That still requires having a pretty good short term look ahead in order for your supply department to be on the correct side of feed classes rotating among themselves.

Let’s switch over to the product side of it, and to slide 23.

The LCFS product markets are the green color. It’s up the west coast and it’s across the top of Canada. Ninety percent of the Canadian population is within a short drive of the US border, so distribution and trade flow in Canada is east-west, while on the U.S. West coast, distribution is north-south. Those are equally accessible to MRL on the BNSF high speed line. So, we’re in an excellent position, as you see the five white arrows here, into all five of the LCFS geographies. They each have a different rule, each price differently, and they’re dynamic with respect to each other. As the closest volume-weighted supplier, we can follow this distribution optimization because we shift gears faster on the product placement side just as we discussed on feedstock.

So, from Montana Renewables in Great Falls, Montana, to Vancouver, B.C., Calgary, Seattle, or Los Angeles, we have the delivered costs that you see on the slide. These are expensive movements. Something in the $0.20 to $0.30 dollars per gallon range is a lot of money to pay for transportation. It’s because the distribution infrastructure is not there to make these movements efficient. This means logistics costs are a huge competitive opportunity because it is significantly more expensive for USGC RD suppliers to reach our key product markets in the northwest. As a side note, SAF distribution’s going to work the same way.

Lots of people want to have SAF, want to have it by all sorts of exotic production technologies and methods, some of which have been partially demonstrated commercially. But you can’t buy Alt Tech SAF today. You can only buy SAF from hydrotreaters like MRL. The left-hand chart on Slide 24 is world SAF supply in millions of gallons. In 2023, the entire world produced a couple hundred million gallons of SAF, of which the largest Western Hemisphere producer is MRL. A lot of people have announced a lot of projects, some of which are credible. Personally, I believe if Diamond Green says they’ll have SAF, that they’ll have SAF. They have the authority to back that up. But even by 2030, if the world builds the 4 or 5 billion gallons of global SAF supply shown here, it’s a drop in the bucket compared to the demand on the right-hand chart. How much SAF do we need to decarbonize the last frontier? Because there will not be an airplane crossing the Pacific on anything other than a liquid fuel. IATA thinks SAF will be 65% of the 2050 airline decarbonization solution — liquid fuel SAF. There will be some inroads around engine efficiency. A few short haul innovations that might be pretty cool. There might be a battery powered plane, and even though it’s not going to fly very far, or across the Pacific, there’s room for everybody in the right application because the size of the demand is staggering.

What about the SAF price? That’s an easy conversation. Unless the SAF price is above renewable diesel, there will be zero SAF, because it can equally well be left in RD pool. So, the language has to be SAF premium to diesel. In the EU, there is spot cargo activity which can be assessed and there are a couple of folks tracking this. We like Quantum Commodity Intelligence. I believe ARGUS is tracking, as well. However, in North America, there’s no spot cargo activity and there’s no assessment. As a result, only two players know what the SAF premium is in North America – and the biggest of those two is Montana Renewables. So, I’ll point you to the EU guidepost instead. The EU SAF premium is US$3 per gallon, SAF over RD. And that is for MRL’s technology. All the alternative technologies cost more and would put MRL even more strongly in the low-cost pole position. These technologies will come, but slowly. MRL expects to enjoy the current environment for quite some time.

Turning to slide 25 and 26 together, in summary we are running, we are the western hemisphere’s largest SAF producer, and we got there quick. I would say ideation to execution in three years. That’s not bad. During the first half of 2023 we sequentially commissioned an asset at a time. The final one was last May when we had Governor Gianforte out, along with Shell our 100% SAF off taker, and their customers JetBlue, Alaska, and Delta, for the ribbon cutting. And we watched the first rail car of SAF roll away. After that, last July, we said to the market, good news, we’re there. We’ve arrived. It’s all running. We just made 15 million dollars this month. And we jinxed ourselves, because a couple days after that, the operators are making their rounds, and they’re like, there’s something wrong with the steam system here. That turned into a four-month odyssey, after which our new steam system became even newer because we replaced a couple of key components. That had nothing to do with the word renewable, but it slid us sideways because when we unexpectedly slowed the plant down to half rate for four months, we inventoried a lot of feedstocks when prices were much higher, and the knock-on effect was to eliminate our optimization flexibility. We’ve just completed the activity of moving that old feed through our system, so now, as Todd indicated, we are at the proof point again.

Turning to the last slide 27, the conventional wisdom a few years ago included things like, there’s not enough feed, you must buy a crusher, you won’t be able to place the product, etc. These perspectives have changed a great deal since 2021 and will continue to change. As fast as the RD and SAF industries are forming, as fast as new participants find efficiencies and new commercial relationships, then the next wave of potential is revealed. We think that next wave is more SAF. We are in early stages, but well along, with a significant expansion and a yield flexibility project to allow high SAF output. The long lead equipment is purchased; the top right photo is the purchased reactor laid down in storage. The bottom right photo is where it is going to stand next to the existing reactor. That’s going to give us all the SAF flexibility that we want. We can literally go to 100% SAF output at that point, according to the licensors, although our price outlook would optimize closer to 85% SAF. And everything that you’ve just learned about our geographic position, our access to markets, our ability to get our hands on the right feed stocks, that all translates straight to SAF, because SAF is just the first, lightest part of the boiling range of renewable diesel. So, we think that we retain all the advantages you just heard about, and collect the commercial premium for SAF, above diesel.

So, we’re super motivated to move that project fast. The DOE is very interested, because the White House has put out a SAF Grand Challenge. I’ll also say the DOE is very competent. The folks we work with understand competition, they’re technically impressive, and they know how to translate the government’s strategy into action. They would like to see a lot of SAF in the U.S., and they’d like to see it soon. That road goes straight through Great Falls, Montana because of our competitive advantages.

We’re going to use the last couple of slides to connect this back up to the corporate strategy. So, I’ll introduce David Lunin, who is our CFO.

David Lunin

Hello, I’m David Lunin, Chief Financial Officer. I want to start out just by echoing some of the comments that were made by Scott, Todd, and Bruce. And if you were going to walk out of here with a couple of takeaways, it would be that we’ve got two great advantage businesses here today — the specialties business, which delivers cash and stability from our great customer base, and Montana, which is just entering its cash generation phase and a growth catalyst now that we are through the commissioning year, through the high cost feed stock, and now really operating at an exceptional rate. We look forward to Q2, where we prove some of the capability of that business.

And then, three — and Todd said this — kind of a new era here. We’ve got a number of exciting catalysts coming in the middle of 2024, that we’re very excited about. We can’t talk about them enough. But I want to funnel all those things into where we view, what we are calling here, the corporate financial priorities. And our number one priority, outside of safe, reliable operations of our equipment, is to use cashflow to de-lever.

This week, earlier, we paid down about $50 million of our 2025s. Some of you have may have seen that we refinanced our 2024s, with a new set of 2029s, and we kept some of the existing 2025s in place, when call protection had stepped down. That’ll continue to give us a path to de-leveraging. And from my vantage point, there’s several levers we can pull to do that, whether it’s cashflow from operations, whether it’s the Montana performance, post this 2023 commissioning year. We’ve talked a lot about monetization. We’ve got a lot of levers to pull, to continue to pay down those 2025s and reduce our overall debt outstanding.

Hopefully, this came out and came alive, we have historically talked a little bit less than I’d like to about the specialties business in our — in kind of our normal course conversation with the analysts. But that’s the heart and soul of the business – and generates cash. What Scott’s done over the last five, six years, growing margins, that you’d seen over time, really driven by our customer focus. That business and the cash generation covers almost all the fixed charges for Calumet.

As we think about our value proposition, specialties, currently generates the cash, and MRL per now provides the avenue for growth. And that leads you to number three. And there’s a little bit of nuance here. The plants running well. Now we’re through the expensive feed stock. But you know, it’s not just higher price feedstock that was hampering us. We were also impacted by our inability to take advantage of our pre-treater, to pivot opportunistically among the feedstocks. As highlighted in Bruce’s chart, just because the best feed stocks are run today, doesn’t mean it’s going to be the best feed stocks run tomorrow.

But our short supply chain and logistics and ability to pivot quickly, was temporarily taken away from us, given some of these contracts that have built up. And so, being able to harness the full power of that pretreatment unit, as well as our supply chain and logistics advantage, is a huge priority for us. And then, number four, and I won’t reiterate all what Bruce just said, but there’s another growth lever with the DOE that we’re excited about and in the late phases of discussions. And while no promises, we feel very good about where we are with the DOE loan process and hope we can jump on the MaxSAF expansion soon.

Touching on our C Corp conversion, we view this as another huge catalyst that we’re incredibly excited about. If you look at our shareholder base, it is very concentrated, a lot of retail, several large investors, no institutional investors, and no passive indexes, which, comprises a lot of our competitor’s shareholder base. So, we think this is going to give us just an unbelievable opportunity to share the Calumet investor story with a broader set of folks who are excited, but because of our current structure, can’t invest in us. So, we’re on track, by midyear to complete the conversion process, subject to unitholder votes, and hopefully can do better than what’s on the page if we can. We are excited about where we’re at with the conversion process.

And then flipping to slide 31, our number one priority, is debt reduction. And I think it’s important to just reorient here. We’re through the capital expenditure to stand up and commission Montana. We are now operating well and are past some of the challenges we had during 2023 at Shreveport and the MRL steam drum.

So, we have a clear path ahead of us — and again, the levers are there, whether it’s through specialties’ proven operations, whether it’s through the monetization, the upside potential from Montana cash generation, in Q2 and beyond, and we’re looking to do all the above. In summary, we do want to get our debt leverage down. We think, for the restricted group, an $800 million level is the right place to be. It’s going to take us a little bit of time to get there. But that’s what we’re focused on. So let me pause there and I’ll turn it back over to Todd for some concluding remarks before the tour.

Todd Borgmann

Thanks David. To summarize — the core duty of our specialties business right now is to continue to operate strong, continue to generate meaningful cash flow, and point that cash towards de-leveraging. We’re confident we can do that. This business is built upon an unrivaled passion for customers. Scott showed that with best-in-class NPS score. We have a best-in-class breadth and depth of product site. I think we demonstrated that, both in COVID and in 2022. We’re very flexible. We can both mitigate downside risk and take advantage of upside opportunity. This is a business that’s been built and improved over decades—it’s not going anywhere. And Scott highlighted earlier, we’re innovating rapidly, and maybe more rapidly than we ever have. And we think there’s a new opportunity in front of us, as customers pivot to sustainable type products, to combine our innovative DNA, our specialty expertise, and what we’ve learned in MRL to take advantage of this. And we continue to build on our core abilities to innovate in technical service and add to our product slate and introduce new opportunities into market.

Our asset base allows us to do things that nobody else can do. We have three plants in northwest Louisiana, that combined, have a scale advantage. They’re deeply integrated. And as we showed earlier in the presentation, we can take those core-based products, and then further upgrade them throughout the rest of our network, whether that be by blending, further processing, packaging, ultimately getting into a retail network, you name it. It’s this flexibility, consistency, the customer experience we deliver to customers that underpin the consistent margin growth that we’ve seen in this business over the last five years. And its strong cash flows that underpin our de-leveraging strategy.

Next slide — Montana Renewables — Bruce hit a lot on this. But let’s just boil it down to the numbers here. At the end of the day, what we think we have here is a very advantaged business. And I want to tie together what we’ve said in the past, and which we continue to believe is the right way to look at this business, long term — and tie to where we are right now, and how we think we’re going to progress through the end of the year, because like I said, we’re still a fairly new business.

So, what we’ve said, long-term, previously, the guidance we provided is that industry index margins have been pretty steady, around $2 a gallon. We’ve said we expect to generate between $1.25 and $1.45 per gallon of EBITDA on dirty feed. So, I just took the middle of the range on this slide, at $1.35, which means everything in between industry index margin and our normal EBITDA forecast is $0.65 per gallon. That’s a combination of our operational costs, our overhead, our logistics, our feedstock advantages to soy, our supply chain, any lag in the supply chain, and co-product credits. So that’s where we’ve guided, that’s where we think we’ll ultimately be.

And to get there, we need a constructive RVO market that incentivizes all renewable fuels to be used, which is what we’ve seen historically and what we expect. Where we are at currently, is that middle bar. Currently, our costs are a little higher than we expect long term, and our breakeven is about $0.85 per gallon. We’re still early in the operation, we’re still improving our wastewater, we have some excess in our rail fleet, and we’re still getting more efficient across the board.

But at $0.85, we think that we’re at the top of the competitive stack in renewable diesel and SAF. The improvements expand that moat, and we have a clear plan to get there. By the end of the year, as we keep nipping away at the plan, we think we’ll be in the$0.70 to $0.75 a gallon range, when you think about everything between industry soy index, and EBITDA, which again, is best in class. And this is before we start to talk about max SAF.

The other thing, and I won’t spend much time on it, because Bruce hit it well, is we do expect this industry index to continue to improve. We don’t believe it’s sustainable where it is right now. All renewable diesel, without a pre-treater would be gone. All biodiesel, including the integrated large players, would be gone. And we don’t believe that that’s ultimately where the energy transition goes. So, our EBITDA is going to be a function of an industry index, which we expect to improve from today’s trough levels, and our net costs which are also improving from an already advantaged position. And we think that’s the best-in-class level. And we want to continue to use this number to benchmark throughout industry – that’s how we learn and get better as a company and an industry.

On the last slide is a summary of our near-term strategy. We expect to benefit from near-term catalysts. We’re not talking about things that are years out. We’re in the critical time period right now. We want to demonstrate Montana Renewable’s competitive advantage this quarter.

We’re deep in a DOE loan process, which we expect to then catalyze the max SAF expansion project. We’re ready to go, we’re excited to do it. We’re in the right place at the right time to parlay an early mover advantage that we already have into a long term, larger competitive position that we can build on going forward. We’re going to execute the conversion from our MLP structure to a C Corp, thereby enabling more investors to come in and invest in the story.

We’re getting feedback that people like the story, they understand it, but in our current structure, we’re largely un-investible outside of special situation firms. So, we want to make this story one that every investor can come along and partake in. That’s important, and we think that that’s been a little bit of what’s held us back, to a point. We’re focused on de-leveraging. We have the cash flow generation to do it, as we’ve talked about throughout the day. We could do it organically, but we think that takes too long. So, we’ll continue to point specialties cash and with Montana Renewables cash towards reducing debt, but we also still expect monetization to expedite that. And that’s how we’ll ultimately reach the $800 million restricted debt target that David laid out earlier. And the combination of all of these is what we think really catalyzes Calumet into the future and allows us to — and our shareholders to benefit from all the work that’s occurred over the last three or four years to transform this company. And we’re here—we’re in the critical year. We’re in the critical quarter. So, with that, let’s wrap up, and we’ll have a break, some Q&A, and our tour.

John Kompa

Operator, thank you. Thank you, that concludes our prepared remarks.